UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. ___)*

ODYSSEY MARINE EXPLORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

676118102
(CUSIP Number)

DECEMBER 31, 2008
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)

[   ]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 676118102	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS STRATA CAPITAL MANAGEMENT LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,053,369
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,053,369
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,053,369
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
12.	TYPE OF REPORTING PERSON PN

CUSIP NO. 676118102	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer: ODYSSEY MARINE EXPLORATION
Item 1(b).	Address of Issuer’s Principal Executive Offices:

5215 West Laurel Street
Tampa, FL 33607

Item 2(a).	Name of Person Filing: Strata Capital Management LP.
Item 2(b).	Address of Principal Business Office or, if none, Residence:
9665 Wilshire Blvd
Suite 505
Beverly Hills, CA 90212
Item 2(c).	Citizenship: Strata Capital Management LP is a California Partnership
Item 2(d).	Title of Class of Securities:
This Schedule 13G is being filed with respect to the Common stock , par value $0.01 per share (“Common Stock”) , of Odyssey marine Exploration Inc.  The Reporting Persons’ percentage ownership of Common Stock is based on 47,766,848 shares of Common Stock outstanding.

As of December 31, 2008, Strata Capital Management LP beneficially owned 2,053,369 Shares of Common Stock of Odyssey Marine Exploration Inc.

Item 2(e).                      CUSIP Number:  676118102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[__]	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	[__]	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	[__]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	[__]	Investment company registered under Section 8 of the Investment Company Act;

(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[__]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[__]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[__]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[__]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[__]	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	[__]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP NO. 676118102	13G	Page 4 of 5 Pages

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership:

(a)	Amount beneficially owned:	2,053,369

(b)	Percent of Class:	4.3%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	2,053,369

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or to direct the disposition of:	2,053,369

(iv)	shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

CUSIP NO. 676118102	13G	Page 5 of 5 Pages

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

1/28/2009
(Date)

/s/ Swift Barnes
(Signature)

COO
Name and Title